FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated October 9, 2019

Commission File Number 1-15148

BRF S.A.
(Exact Name as Specified in its Charter)

N/A
    (Translation of Registrant’s Name)

8501, Av. das Naçoes Unidas, 1st Floor
Pinheiros - 05425-070-São Paulo – SP, Brazil
    (Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

*             *             *

This material includes certain forward-looking statements that are based principally on current expectations and on projections of future events and financial trends that currently affect or might affect the Company’s business, and are not guarantees of future performance.  These forward-looking statements are based on management’s expectations, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the Company’s control and any of which could cause actual financial condition and results of operations to differ materially fom those set out in the Company’s forward-looking statements.  You are cautioned not to put undue reliance on such forward-looking statements.  The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements.  The risks and uncertainties relating to the forward-looking statements in this Report on Form 6-K, including Exhibit 1 hereto, include those described under the captions “Forward-Looking Statements” and “Item 3. Key Information — D. Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Ocyober 9, 2019

BRF S.A.

	By:	/s/ Carlos Alberto Bezerra de Moura
		Name:	Carlos Alberto Bezerra de Moura
		Title:	Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	ANNOUNCEMENT TO THE MARKET

BRF S.A.

PUBLICLY-HELD COMPANY
CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

Announcement to the Market

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS) communicates to its shareholders and to the market in general that it announced: (i) on September 19, 2019, the expiration and final results of its offers to purchase any and all of its (a) 5.875% Senior Notes due 2022 (“2022 Notes”) issued by BRF (“2022 Notes Offer”), (b) 2.750% Senior Notes due 2022 (“Euro Notes”) issued by BRF (“Euro Notes Offer”), (c) 3.95% Senior Notes due 2023 (“2023 Notes”) issued by BRF (“2023 Notes Offer” and, together with the 2022 Notes Offer and the Euro Notes Offer, the “Any and All Offers”); (ii) on September 24, 2019, the expiration and results of the early tender of its offer to purchase up to the amount of U.S.$281,414,735 that BRF will pay (the “Maximum Amount”) for its 4.75% Senior Notes due 2024 (“2024 Notes” and, together with the 2022 Notes, the Euro Notes and the 2023 notes, the “Notes”) issued by BRF (“2024 Notes Offer” and, together with the Any and All Offers, the “Tender Offers”); and (iii) on October 8, 2019, the expiration and final results of its 2024 Notes Offer.

The Any and All Offers expired at 8:30 a.m. (New York City time) on September 18, 2019. The early tender period for the 2024 Notes Offer expired at 5:00 p.m. (New York City time) on September 24, 2019 and the 2024 Notes Offer expired at 11:59 p.m. (New York City time) on October 8, 2019.

The Tender Offers were made upon the terms and subject to the conditions set forth in the offer to purchase dated September 11, 2019 (the “Offer to Purchase”), as amended by the press release dated September 19, 2019, relating to the Maximum Amount (together with the Offer to Purchase, the “Offer Documents”).

This announcement does not constitute or form part of any offer or invitation to purchase, or any solicitation of any offer to sell, the Notes or any other securities in the United States or any other country, nor shall it or any part of it, or the fact of its release, form the basis of, or be relied on or in connection with, any contract therefor. The Tender Offers were made only by and pursuant to the terms of the Offer Documents, and the information in this announcement is qualified by reference to the Offer Documents. None of BRF, the dealer managers or the information and tender agent made any recommendation as to whether holders of Notes should have tendered their Notes pursuant to the Tender Offers.

TEXT - 51057950v8 1909.1215

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The Tender Offers were not, and will not be, subject to registration with the Brazilian Securities Exchange Commission (Comissão de Valores Mobiliários). The Tender Offers were not, and may not be, executed in Brazil, except in circumstances that do not constitute an unauthorized public offering according to Brazilian laws and regulations.

São Paulo, October 9, 2019.

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

BRF S.A.

TEXT - 51057950v8 1909.1215

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